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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                           TEEKAY SHIPPING CORPORATION
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             (Exact name of registrant as specified in its charter)


         Republic of The Marshall Islands                    Not Applicable
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  (Jurisdiction of incorporation or organization)           (I.R.S. employer
                                                           identification no.)

                                   TK House,
                             Bayside Executive Park
                          West Bay Street & Blake Road
                               P.O. Box AP-59213
                              Nassau, The Bahamas
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          (Address of principal executive offices, including zip code)


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:


       Title of each class                     Name of each exchange on which
       to be so registered                     each class is to be registered
       -------------------                     ------------------------------
  Common Stock Purchase Rights                     New York Stock Exchange


SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED


        On September 8, 2000, the Board of Directors of Teekay Shipping Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock (the "Common Stock") of the Company. The dividend is payable on September 20, 2000 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one share of the Company's Common Stock at a price of $150.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

        Until the earlier to occur of: (a) 10 days following a public announcement that (i) a person or group of affiliated or associated persons, who or which on the date of the Rights Agreement did not beneficially own 15% or more of the then outstanding Common Stock, has acquired beneficial ownership of 20% or more of the outstanding Common Stock, or (ii) a person or group of affiliated or associated persons, who or which on the date of the Rights Agreement did beneficially own 15% or more of the then outstanding Common Stock (each an "Excepted Person"), has acquired beneficial ownership of an additional 5% or more of the then outstanding Common Stock (each such person or group, an "Acquiring Person"); or (b) 10 Business Days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group (other than an Excepted Person) of 20% or more of the outstanding Common Stock or which would result in the beneficial ownership by an Excepted Person of an additional 5% or more of the then outstanding Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates with a copy of this Summary of Rights attached thereto.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption


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or expiration of the Rights), the surrender for transfer of any certificates for
Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date (unless the effect of such Distribution Date is waived by the Board of Directors), separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date (unless the effect of such Distribution Date is waived by the Board of Directors). The Rights will expire on September 19, 2010 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

        The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Common Stock, (ii) upon the grant to holders of the shares of Common Stock of certain rights or warrants to subscribe for or purchase shares of Common Stock at a price, or securities convertible into shares of Common Stock with a conversion price, less than 90% of the then-current market price of the Common Stock or (iii) upon the distribution to holders of the shares of Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person (a "Flip-Over Event"), proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or certain affiliates


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thereof) which at the time of such transaction will have a market value of twice the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, any affiliated or associated person or any transferee thereof (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of twice the exercise price of the Right.

        With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and in lieu thereof, either depositary receipts will be issued or an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

        At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group or transferees thereof which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

        At any time prior to the earlier to occur of the Distribution Date or the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        At any time prior to the earliest to occur of the Distribution Date, a Flip-Over Event or the Final Expiration Date, the Board of Directors may waive the occurrence of a Distribution Date and the application of the provisions of the Rights Agreement with respect to the Distribution Date or Flip-Over Event.

        The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.


Form 8-A - TEEKAY SHIPPING CORPORATION                                    PAGE 3

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        As of September 8, 2000, there were approximately 38,770,253 shares of Common Stock of the Company outstanding and approximately 3,278,559 shares of Common Stock reserved for issuance under outstanding options to purchase Common Stock. Each share of Common Stock of the Company outstanding at the close of business on September 20, 2000, will receive one Right.

        The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with the Company's Board of Directors. The Rights will not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, redeem all but not less than all of the then outstanding Rights at the Redemption Price or waive the occurrence of a Distribution Date and the application of the Rights Agreement with respect to the Distribution Date or Flip-Over Event.

        A copy of the Rights Agreement is attached as Exhibit 1 hereto. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.


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ITEM 2. EXHIBITS


               1. Rights Agreement dated as of September 8, 2000, between Teekay Shipping Corporation and The Bank of New York, as Rights Agent.


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                                    SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

        Date:  September 8, 2000

                                            TEEKAY SHIPPING CORPORATION


                                            By    /s/ Peter S. Antturi
                                               -------------------------------
                                               Peter S. Antturi,
                                               Vice President and
                                               Chief Financial Officer


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                                 EXHIBIT INDEX

       Exhibit Number            Description
      ----------------          -------------
             1.                 Rights Agreement dated as of September 8, 2000,
                                between Teekay Shipping Corporation and The Bank
                                of New York, as Rights Agent.
